

07003729



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SEC FILE NUMBER
8- 52125

COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Street, Suite 675
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcelle Long **(404) 814-1013**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/14/07

OATH OR AFFIRMATION

I, **Marcelle Long**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Advisors Alliance, Inc.**, as of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



KARIN L. ADAMS
Douglas County
NOTARY
Notary Public
EXPIRES
07-12-2010
STATE OF GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC.

Financial Statements
For the Year Ended
December 31, 2006
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Portfolio Advisors Alliance, Inc.

We have audited the accompanying statement of financial condition of Portfolio Advisors Alliance, Inc., as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2007
Atlanta, Georgia



RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

		2006
Cash and cash equivalents	$	3,634
Other receivables		15,437
Property and equipment, net of accumulated depreciation of $12,779		143
Deposit with clearing broker		14,147
Securities owned		7,423
Other assets		1,518
Total Assets	$	42,302

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	2,000
Accrued commissions		9,184
Line of credit		6,074
Total Liabilities		17,258
STOCKHOLDER'S EQUITY		
Common stock, no par value, stated value $.10, 500,000 shares authorized, 40,000 shares issued and outstanding		4,000
Paid-in capital		195,167
Retained earnings (deficit)		(174,123)
Total Stockholder's Equity		25,044
Total Liabilities and Stockholder's Equity	$	42,302

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	2006
REVENUES	
Commissions	$ 524,276
Interest and investment	583
Total revenues	524,859
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	479,486
Clearing costs	15,582
Communications	3,513
Occupancy	15,736
Interest	1,353
Other operating expenses	4,293
Total expenses	519,963
INCOME BEFORE INCOME TAXES	4,896
INCOME TAXES	-
NET INCOME	$ 4,896

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,896
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in fair value of securities owned	525
Depreciation and amortization	744
Increase in other receivables	(14,130)
Decrease in other assets	482
Increase in accounts payable and accrued expenses	7,430
Decrease in deposit with clearing broker	21
NET CASH USED BY OPERATING ACTIVITIES	(32)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	2,175
Increase in line of credit, net	548
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,723
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,691
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	943
End of year	$ 3,634
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 1,353

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$ 4,000	$ 192,992	$ (179,019)	$ 17,973
Capital contributions		2,175		2,175
Net income			4,896	4,896
Balance, December 31, 2006	$ 4,000	$ 195,167	$ (174,123)	$ 25,044

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities, mutual funds and variable life and annuity products for customers located throughout the United States. The Company operates from offices located in Atlanta, Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SAFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE B — LEASES

The Company leases office premises for $1,000 monthly from a related party under an operating lease which expires June 2007. Payment of rent is to be waived periodically in exchange for services provided to the related party.

In addition, the Company leases an apartment that is occupied by an officer of the Company under a one year lease.

Rent expense for the year ended December 31, 2006 was approximately $16,000, of which approximately $7,000 was paid to the related party.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $21,483, which was $16,483 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .80 to 1.0.

NOTE D — SECURITIES OWNED

Securities owned consist of common shares in a publicly traded company.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — DEPOSITS AT CLEARING ORGANIZATION

The Company's clearing organization requires that it maintain at least $25,000 in deposits. At December 31, 2006, the total amount of cash and equities with the clearing organization was $3,430 below the minimum required.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE G — LINE OF CREDIT

The Company has a revolving line of credit with MBNA America for $5,600 which carries an interest rate of approximately 24 percent. At December 31, 2006, the line of credit was overdrawn by $474 as the outstanding balance was $6,074.

NOTE H — INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 1,000
Deferred income tax expense (benefit)	(1,000)
Income tax expense	$ -

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating law carryforward	$ 29,000
Valuation allowance	(29,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

During 2006, the Company utilized approximately $6,000 of net operating losses carried forward from prior years.

As of December 31, 2006, the Company has federal and California net operating loss carryforwards that may be used to offset future taxable income of approximately $146,000. The loss carryforwards are due to expire in the years 2020 through 2025 for federal and 2010 through 2015 for California.

NOTE I — RELATED PARTY TRANSACTIONS

The Company leases office space from Alliance Royale Advisors, Inc., a related entity (See Note B).

The Company also pays Alliance Royale Advisors, Inc. for various administrative services and costs. During the year ended December 31, 2006, the Company paid the related company $4,350 for administrative services and costs and $7,000 for rent.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE J — NET INCOME

The Company had net income during 2006 of $4,896, which follows losses for 2005 and 2004. The Company was dependent upon capital contributions from its owner for working capital and net capital during 2006, though to a lesser extent than in 2005 and 2004. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL:

Total stockholders' equity	$ 25,044
Less nonallowable assets:	
Property and equipment	(143)
Other receivable	(24)
Other assets	(1,518)
	(1,685)
Net capital before haircuts	23,359
Less haircuts	(1,876)
Net capital	21,483
Minimum net capital required	5,000
Excess net capital	$ 16,483
Aggregate indebtedness	$ 17,258
Net capital based on aggregate indebtedness	$ 1,151
Ratio of aggregate indebtedness to net capital	.80 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

Net capital as reported in Part IIA of Form X-17a-5	$ 25,968
Audit adjustments to reduce allowable accounts receivable	(24,376)
Audit adjustments to reduce commissions payable	20,653
To record effect of undue concentration haircut	(762)
Net capital as reported above	$ 21,483

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Portfolio Advisors Alliance, Inc.

In planning and performing our audit of the financial statements of Portfolio Advisors Alliance, Inc., for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Portfolio Advisors Alliance, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 14, 2007
Atlanta, Georgia



RUBIO CPA, PC

END